Nicole Slone

Founder & Chief Executive Officer, Above Board

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SUMMARY

Entrepreneurial CEO with more than 25 years leading client-facing, relationship-driven work through complex, highly regulated transactions. As Founder and CEO of Above Board, built a premium No & Low Sugar liqueur brand from concept to multi-state distribution, leading product development, strategic partnerships, and regulatory compliance in one of the most heavily regulated consumer industries in the country. A career built on closing complex deals, managing high-stakes client relationships, and directing teams through detail-intensive, compliance-critical work translates directly into the discipline, negotiation skill, and partner management driving Above Board's growth today.

PROFESSIONAL EXPERIENCE

Founder & Chief Executive Officer, Above Board — 2021 - Present

San Diego, CA / Raleigh, NC

- Founded and scaled Above Board, building out its premium No & Low Sugar liqueur line from concept through national fundraising and multi-state distribution.
- Lead strategic partnerships with distributors and retail chains, expanding market presence across California, Nevada, Arizona, and Texas, while directing continued self-distribution in North Carolina.
- Direct brand strategy, product innovation, and marketing execution, guiding formulation and launch of the Cream, Coffee, and Orange liqueur line using allulose and monk fruit sweeteners.
- Own regulatory compliance across federal and state alcohol authorities in multiple jurisdictions, applying the same rigor built over two decades managing regulated, compliance-intensive transactions.
- Lead financial planning and capital-raising efforts alongside the CFO, including the Company's current Regulation CF offering.
- Build and direct a cross-functional team spanning production, sales, and marketing, fostering a culture of creativity and operational discipline.

Escrow Sales Representative (Fractional) — 2018 - Present

Great Pacific Escrow, San Diego, CA

- Maintain a select, fractional book of escrow business alongside full-time leadership of Above Board, cultivating relationships with real estate agents, lenders, and referral partners, the same partner-relationship discipline now applied to distributor and retail partnerships.
- Guide clients through complex, regulated escrow transactions, translating technical process into clear, confidence-building communication.
- Deliver presentations and training sessions on the escrow process and company services to agents, lenders, and clients.

Short Sale and Relocation Director / Escrow Officer — 1999 - 2009

Prudential California Realty Escrow Division (Pickford Escrow), San Diego, CA

- Led the short sale and relocation department, directing escrow transactions end to end under strict lender and regulatory requirements, the same compliance rigor Above Board now operates under in the alcohol industry.
- Directed cross-functional collaboration among agents, clients, and lenders to close time-sensitive, high-stakes transactions, honing the negotiation and stakeholder-management skills central to Above Board's distributor and retail relationships today.
- Designed and implemented process improvements that increased department efficiency and client satisfaction.
- Led closing meetings, translating complex legal and financial documents into clear guidance for clients, a skill now applied to investor and partner communication at Above Board.

Junior Escrow Officer / Assistant — 1995 - 1998

Pickford Escrow, San Diego, CA

- Supported senior escrow officers across the full transaction lifecycle, building foundational expertise in documentation, compliance, and client service.
- Delivered responsive client and agent support, establishing the relationship-first approach that continues to define her leadership style today.

EDUCATION

University of California, Santa Barbara — 1995

Bachelor of Arts, Sociology and Communications

SKILLS

- Strategic Leadership & Vision
- Regulatory Compliance & Risk Management
- Financial Planning & Capital Raising
- Negotiation & Stakeholder Management
- Product Innovation & Category Development
- Brand Development & Marketing Strategy
- Partnership & Distributor Relations
- Team Building & Organizational Development
- Public Speaking & Investor Relations
- Data-Driven Decision Making